UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Colfax Corp.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

194014106

(CUSIP Number)

Charles T. Akre, Jr., 2 West Marshall Street, PO Box 998, Middleburg, Virginia 20118-0998, 540.687.3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
x  Rule 13d-1(b)
¨  Rule 13d-1(c)
¨  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Akre Capital Management, LLC (54-1968332)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,345,908
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,345,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,345,908
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.91%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 194014106	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles T. Akre, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,345,908
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,345,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,345,908
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.91%
12.	TYPE OF REPORTING PERSON (see instructions) IN HC

CUSIP No. 194014106	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Akre Focus Fund (27-0644078)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,780,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,780,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,780,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.46%
12.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 194014106	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer Colfax Corp.

(b)	Address of Issuer’s Principal Executive Offices 420 National Business Parkway, 5th Floor Annapolis Junction, Maryland 20701

Item 2.

(a)	Name of Person Filing Akre Capital Management, LLC Charles T. Akre, Jr. Akre Focus Fund is a Series of Professionally Managed Portfolio

(b)	Address of the Principal Office or, if none, residence P.O. Box 998, Middleburg Virginia 20118 P.O. Box 998, Middleburg Virginia 20118 2020 East Financial Way, Ste 100, Glendora, California 91741

(c)	Citizenship Akre Capital Management, LLC, Delaware Charles T. Akre, Jr. United States Akre Focus Fund, Massachusetts

(d)	Title of Class of Securities Common Stock, $.01 par value

(e)	CUSIP Number 194014106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	x	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	x	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	x	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 194014106	13G	Page 6 of 9 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Akre Capital Management, LLC 7,345,908 Charles T. Akre, Jr. 7,345,908 Akre Focus Fund 6,780,000

(b)	Percent of class: Akre Capital Management, LLC 5.91% Charles T. Akre, Jr. 5.91% Akre Focus Fund. 5.46%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Akre Capital Management, LLC 0 Charles T. Akre, Jr. 0 Akre Focus Fund 0

	(ii)	Shared power to vote or to direct the vote Akre Capital Management, LLC 7,345,908 Charles T. Akre, Jr. 7,345,908 Akre Focus Fund 6,780,000

	(iii)	Sole power to dispose or to direct the disposition of Akre Capital Management, LLC 0 Charles T. Akre, Jr. 0 Akre Focus Fund 0

	(iv)	Shared power to dispose or to direct the disposition of Akre Capital Management, LLC 7,345,908 Charles T. Akre, Jr. 7,345,908 Akre Focus Fund 6,780,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ¨.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are owned by advisory clients of Akre Capital Management, LLC. With the exception of Akre Focus Fund, none of the advisory clients individually own more than 5% of the outstanding Share

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

CUSIP No. 194014106	13G	Page 7 of 9 Pages

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 194014106	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2016

Date

By: /s/ Charles T. Akre, Jr.

Charles T. Akre, Jr.

Managing Member

Akre Capital Management, LLC**

By: /s/ Charles T. Akre

         Charles T. Akre, Jr.**

By: /s/ Charles T. Akre, Jr.

Charles T. Akre, Jr.

Advisor to Akre Focus Fund **

** Each reporting person disclaims beneficial ownership in the Common Stock, except to the extent of that reporting persons pecuniary interest therein.

CUSIP No. 194014106	13G	Page 9 of 9 Pages

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G dated February 12, 2016 relating to the Common Stock, $.01 par value, of Colfax Corporation shall be filed on behalf of Akre Capital Management, LLC, its control person, Charles T. Akre, Jr., and Akre Focus Fund.

By: /s/Charles T. Akre, Jr

Charles T. Akre, Jr.

Managing Member

Akre Capital Management, LLC

By: /s/Charles T. Akre, Jr

Charles T. Akre, Jr.

.

By: /s/Charles T. Akre, Jr.

Charles T. Akre, Jr.

Advisor to Akre Focus Fund